SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of August, 2004

Bennett Environmental Inc.

(Translation of registrant’s name into English)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

     Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc. (Registrant)

Date: August 10, 2004	By:	/s/ Al Bulckaert [Print] Name: Al Bulckaert Title: Chief Executive Officer

For Immediate Release

Bennett Environmental Update

Oakville, Ontario, August 5, 2004 — Bennett Environmental Inc., is a North American leader in the high temperature treatment of contaminated soils. The Company is pleased to provide this status report on its operations.

Sales and Production

The Company is conducting business as usual and expects the volumes of soil to be processed in the third quarter of 2004 will be comparable to the same period last year, when 20,000 tonnes were treated. At the end of July, storage was approximately 2,000 tonnes. The Saint Ambroise facility is expected to operate at about 80% capacity overall this quarter. Existing customers such as the Government of Canada, General Electric Canada, Sevenson Environmental and others are all shipping soil for treatment under existing contracts.

To secure higher and more stable inventories of soil from a variety of sources, the Company has begun a series of initiatives to build its sales organization. For the first time, the Company has added two seasoned sales executives full time in the U.S. Additional U.S. based, experienced sales executives are expected to start later this year. The Company is also in discussions with other environmental companies in the U.S. with the goal of forming new strategy partnerships. Our expanded sales force is actively seeking new contracts in both the U.S. and Canadian markets.

Federal Creosote Project

This project is ongoing. Since 2001, the Company has successfully treated approximately 110,000 tons from this site. Bennett has always taken the position that it entered into a binding contract for Phase III work on May 30, 2003. This contract was awarded after a request for proposal process which Bennett won. Sevenson attempted to reopen the request for proposal process in early August 2003 and it is the Company’s position that Sevenson could not reopen the awarded proposal. The attempt to amend the request for proposal was abandoned by Sevenson, and the Phase III contract remains in effect. To date, Bennett has received 7,000 tons under the original 300,000 ton Phase III contract.

Bennett is the prime sub-contractor on the recently awarded indefinite quantity/indefinite delivery contract for a guaranteed minimum of 1,000 tons up to a maximum of 100,000 tons. Management is awaiting a definitive site design plan from the US EPA (Environmental Protection Agency) that is currently being prepared to better evaluate the prospects for additional material from the Federal Creosote site over the next several years.

Sevenson Environmental Inc. remains a key customer of Bennett and we understand that the US Army Corps and Sevenson are very satisfied with Bennett’s performance.

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For Immediate Release

The Company’s goal is to exceed our customers’ expectations and to remain the prime subcontractor for soil treatment from this site.

The recent class action lawsuits deal with allegations of misrepresentations and omissions of material facts concerning the Federal Creosote Phase III contract. The Company disagrees with these allegations and intends to vigorously defend itself. A Special Committee of the Board has been formed to oversee a review of contractual arrangements surrounding the Phase III contract. The Washington based law firm of Piper Rudnick LLP is assisting in the review. Because these matters are now the subject of pending litigation, the Company will decline further public comment at this time.

Belledune, New Brunswick Facility

Construction and permitting activities are continuing well at the Belledune, New Brunswick facility. The construction of the facility is approximately 99% complete and the plant will enter the commissioning phase, as planned, within the next month. The Company plans to complete compliance testing and receive an operating permit in the fourth quarter. However, the Company is dependent on the soil delivery schedule from our clients to begin production at Belledune. Only when it is clear that sufficient volumes of shipments will be received for processing at Belledune, will the facility begin operations.

On June 14, 2004, the Federal Minister of Environment asked that a public review panel be formed to assess the transboundary environmental impacts of the Company’s Belledune facility. The Company has asked the Federal Court of Canada to review the legal authority of the Minister in asking for this review of the Company’s facility. The Company believes it will be successful in its challenge and that neither the Ministers review panel and the judicial review will have any adverse impact on the progress of the new facility in Belledune.

Financial

The Company ended June 30, 2004 with a strong balance sheet with no debt, over $13.9 million of cash in the bank and an untapped $10 million line of credit with no plans for its use. Receivables balances of $22.8 million are all excellent quality receivables, most of which are from work ongoing with the Government of Canada on the Saglek Labrador project as part of negotiated payment terms. The Company is expecting to return to profitability and generate positive cash flow over the second half of this year.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s

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For Immediate Release

proprietary technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Al Bulckaert or Rick Stern at the Oakville office (905) 339-1540.

Notes regarding forward-looking information

This news release includes statements about expected future events and/or financial results that are forward looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of various factors, many of which are beyond the Company’s control. Discussions of the various factors that may affect future results are contained in the Company’s filings with the Securities and Exchange Commission and Ontario Securities Commission.

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